Exhibit 16.1

July 12, 2021

Securities and Exchange Commission 100 F Street, N.W.

Washington, D.C. 20549-7561

Ladies and Gentlemen:

We have read Item 4.01 and Item 4.02 of the Current Report on Form 8-K dated April 15, 2021 filed by SCWorx Corp. (the “Company”) and have the following comments:

1.	We agree with the statements made in the first, second, fifth, sixth and seventh sentences of the first paragraph and the statements made in the second and third paragraphs.

2.	We have no basis to agree or disagree with the statements in the fourth, fifth and sixth paragraph.

3.	We agree in part and disagree in part with the statements made in the third and fourth sentences of the first paragraph. Specifically, we do not agree with the Company’s description of the nature and extent of our disagreement with management and our ability to rely on the representations of management. We do not believe that the Company’s statements provide a complete and accurate account of the events they purport to describe. As set forth more fully below, we believe that several of the representations made by the Company’s management during the performance of our audit procedures were inconsistent with other audit evidence that we obtained. When we brought such discrepancies to the attention of the Company’s management, Company’s management materially changed its representations. This occurred on several occasions over the course of the engagement, and the cumulative nature of such starkly and materially changed representations led us to conclude that, in totality, Company’s management’s representations could not be relied upon.

a.	Inventory. The Company reported in its Quarterly Report on Form 10-Q for the period ended September 30, 2020 that it had two primary inventory products: (1) Covid-19 Testing Kits and Sampling Kits and (2) surgical gowns. The Company represented that it still held these inventories as of December 31, 2020. We requested timely and attempted on several occasions to schedule inventory observations related to these inventory items. Upon each request, management communicated that it was trying to arrange access to the inventory so that we could perform our observations. Ultimately, Company management did not arrange and we were not provided access to observe the Company’s inventory until April 2021, which was after the occurrence of the events noted below and in a manner that provided no assurance as to ownership or control as of September 30 or December 31, 2020.

i.	Gown Inventory. Subsequent to our initial attempts to arrange for inventory observations, we requested that the Company prepare a memorandum related to the inventory balance. Such memo prepared by Company management noted: “As of year-end, the Company had not yet received the gowns in[sic] paid for during 2020. Consequently, we have reclassified the gown inventory as a prepayment on the balance sheet. We are currently working to receive the gowns and as of 3/15 have a tentative settlement agreement with the supplier to receive them. We believe receipt of the gowns to be imminent and have therefore not taken an allowance against the prepaid balance”. This was a material contradiction to the previous multiple representations made while we were attempting to schedule inventory observations. At no point prior to the Company providing us with this memo did the Company communicate to us that the gown inventory included in the Company’s financial statements was not received by the Company or in the Company’s custody and control. On March 25, 2021, as noted above, the Company executed a settlement agreement with the supplier of the gowns. After the Company entered into the settlement agreement, the Company provided us with an additional memo related to the gown inventory. In this follow-on memo, Company management wrote that the gowns were held at the supplier’s warehouse, and that the Company became aware during the fourth quarter of 2020 that the supplier was not allowing access to the gowns due to the Company’s orders not meeting the quantity thresholds required in the supply agreement. Company management never communicated these facts to us when we were attempting to test the existence of the inventory amounts through inventory observation. We held several discussions with Company management related to this inventory prior to the disclosure of these material pertinent facts, and Company management did not disclose to us such information. As a result, in relation to the gown inventory, we received contradictory and incomplete representations from management throughout the audit which has led us to believe that we cannot rely on Company management’s representations. Based on the information obtained at the point audit procedures ceased, we did not believe there was sufficient pertinent and competent audit evidence to support or corroborate the existence of inventory at December 31, 2020 or September 30, 2020.

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ii.	Covid 19 Testing Kits. After unsuccessfully attempting to observe the Covid 19 Testing Kit inventory, we requested and obtained from Company management a memorandum related to the inventory balance. Company management wrote in its memo that the Covid-19 Test Kits were not in the possession of the Company, but in fact were located physically at a customer of the Company. Company management had not previously disclosed this material fact to us, and this fact was inconsistent with Company management’s prior express representations to us that the Company held these inventories at year end. Company management also wrote in its memo that the inventory was procured as the result of an agreement with Global Research Institute, LLC (“GRI”), an entity owned by a shareholder of the Company. The Company represents in its memo that, pursuant to the referenced agreement, GRI purchased approximately 47,000 test kits for the Company to sell to its customer base. Under the terms of the GRI agreement, sale proceeds were first to be used to repay GRI for its investment, with any profits then to be split between the Company and GRI. The Company initially accounted for this transaction as an inventory item and a payable to GRI; however, upon review of the agreement once Company management provided it to us, we determined that, because the payable was not due until sale of the kits, this agreement should be treated as a re-seller agreement by which no inventory would be booked and a liability recognized only upon sale of the kits. Subsequent to year end, the Company determined the kits were unsellable and began the process of returning them to GRI. Upon receiving this new information, we inquired of the Company’s Chief Financial Officer as to why the inventory items were unsellable and received the response that “they are at international marine right now who has agreed to store them temporarily so that we didn’t have to pay to ship them back to us and then over to GRI, but we will be sending them back to GRI straight from that facility. They are blood tests which people aren’t really using right [sic] in favor of the nasal swab so we would only probably get pennies on the dollar for them, so we are returning them to GRI.” We note that International Marine was a current customer of the Company. We requested and attempted to obtain an executed copy of the arrangement with GRI, but Company management did not provide a copy. We attempted to confirm with GRI the key terms and details of the arrangement; however, we were unsuccessful because GRI did not provide the requested confirmation. At the time of our resignation, we could not obtain sufficient pertinent and competent audit evidence to enable us to opine on the rights, obligations and existence of this inventory. Further, the material omission by Company management of facts at the onset of the audit related to the location and control of the inventory resulted in our conclusion that we could not rely upon the representations of management.

Respectfully,

Sadler, Gibb & Associates, LLC Draper, UT